Exhibit 99.4

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SEVENTH SUPPLEMENTAL INDENTURE

SEVENTH SUPPLEMENTAL INDENTURE (this “Seventh Supplemental Indenture”), dated as of December 11, 2009, among MAGYAR TELECOM B.V., a private company with limited liability incorporated under the laws of The Netherlands (“Matel” or the “Issuer”), Invitel Távközlési ZRt, Invitel Technocom Kft, Invitel International Holdings B.V., Euroweb Romania S.A., Invitel International AG, Invitel International Hungary Kft and MTCRR Memorex Telecomünikasyon Sanayi ve Ticaret Limited Sirketi (collectively, the “Subsidiary Guarantors”), BNY Corporate Trustee Services Limited as trustee (the “Trustee”), The Bank of New York Mellon (formerly known as The Bank of New York) as registrar, transfer agent and principal paying agent and The Bank of New York Mellon (Luxembourg) S.A. (formally known as The Bank of New York (Luxembourg) S.A.) as Luxembourg paying and transfer agent.

W I T N E S S E T H

WHEREAS, inter alia, HTCC Holdco II B.V. (“Holdco II”), certain Subsidiary Guarantors and the Trustee have heretofore executed and delivered an indenture dated as of April 27, 2007 (the “Original Indenture” and as amended, restated, and/or supplemented as of the date hereof, the “Indenture”), providing for the issuance of an initial aggregate principal amount of €200,000,000 Floating Rate Senior Notes due 2013 (the “Notes”);

WHEREAS, pursuant to a supplemental indenture dated as of April 27, 2007, Matel acceded to the Original Indenture and assumed all of the obligations of Holdco II under the Original Indenture and the Notes, and Holdco II was released from its obligations under the Original Indenture and the Notes;

WHEREAS, pursuant to Section 9.02 of the Indenture, the Issuer and the Trustee may modify, amend or supplement certain terms and covenants contained in the Indenture, the Notes, the Intercreditor Agreement or any other Security Document with the consent of the Holders of not less than a majority in aggregate principal amount of the Notes then outstanding and compliance with certain provisions of the Indenture, the Notes, the Intercreditor Agreement or any other Security Document may be waived with the consent of the Holders of not less than a majority in aggregate principal amount of the Notes then outstanding;

WHEREAS, upon the terms and subject to the conditions set forth in its Consent Solicitation Statement, dated as of December 7, 2009 (the “Consent Solicitation Statement”), the Issuer has been soliciting Consents (as defined in the Consent Solicitation Statement) of the Holders of Notes to the Proposed Amendments and Waivers (as defined in the Consent Solicitation Statement) to the Indenture and other authorizations set forth herein (and to the execution of this Seventh Supplemental Indenture), and the Issuer has now obtained such consents from the Holders of not less than a majority in aggregate principal amount of the Notes then outstanding, and as such, this Supplemental Indenture, the amendments set forth herein and the Trustee’s entry into this Supplemental Indenture are authorized pursuant to Section 9.02 of the Indenture; and

WHEREAS, pursuant to Sections 9.02 and 9.04 of the Indenture, the execution and delivery of this Seventh Supplemental Indenture has been duly authorized by the parties hereto, the Issuer has delivered or caused to be delivered, to the Trustee an Officers’ Certificate and Opinion of Counsel and all other acts necessary to make this Supplemental Indenture a valid and binding supplement to the Indenture effectively amending the Indenture as set forth herein have been duly taken;

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Issuer and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

1. Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2. Effectiveness; Obligations of Euroweb Romania.

(a) This Seventh Supplemental Indenture shall become effective and binding on the Issuer, each of the Subsidiary Guarantors and the Trustee upon the execution and delivery by the parties to this Seventh Supplemental Indenture, provided, however, that this Seventh Supplemental Indenture shall not become operative, and the terms of the Indenture shall not be amended, supplemented, modified or deleted hereby, in each case, until the satisfaction of the Required Consent Condition (as defined in the Consent Solicitation Statement), the General Conditions (as defined in the Consent Solicitation Statement) and the New Notes Offering Condition (as defined in the Consent Solicitation Statement).

(b) The parties to this Seventh Supplemental Indenture hereby acknowledge and agree that the Obligations of Euroweb Romania S.A. (“Euroweb Romania”) with respect to its Guarantee immediately following the effectiveness of this Seventh Supplemental Indenture will not exceed the Obligations of Euroweb Romania with respect to its Guarantee immediately prior to the effectiveness of this Seventh Supplemental Indenture.

3. Waivers and Instructions relating to the Refinancing. Pursuant to Section 9.02 of the Indenture, all Holders and every subsequent Holder of the Notes shall be bound by the following waivers of the Indenture and the Notes:

(a) Such persons expressly waive the applicability of Section 4.06 (Limitation on Debt) of the Indenture to the extent necessary to permit the consummation of the Refinancing (as defined in the Consent Solicitation Statement) at the Refinancing Times (as defined in the Consent Solicitation Statement). Upon consummation of the Refinancing, €140 million of the New Secured Notes (as defined in the Consent Solicitation Statement) will be deemed to have been incurred under Section 4.06(b)(i) of the definition of Permitted Debt of the Indenture and the remainder will be deemed to have been incurred under paragraph (b)(xii) of Section 4.06 of the Indenture as Permitted Refinancing Debt (whether or not the debt being refinanced in the Refinancing satisfies the criteria of the definition of “Permitted Refinancing Debt” prior to such Refinancing and subject to the discharge of the Issuer’s outstanding Existing High Yield Notes (as defined in the Consent Solicitation Statement) which may remain outstanding until its Refinancing Time (as defined in the Consent Solicitation Statement), regardless of issuance of a corresponding amount under the New Secured Notes).

(b) Such persons expressly waive the applicability of Section 4.07 (Limitation on Restricted Payments) of the Indenture to the extent necessary to permit the Shareholder Loan Conversion (as defined in the Consent Solicitation Statement). The Shareholder Loan Conversion shall not increase the amount available for Restricted Payments under Section 4.07(b) of the Indenture.

(c) Such persons expressly waive the applicability of Section 4.10 (Limitation on Liens) of the Indenture to the extent necessary such that upon consummation of the Refinancing, the New Secured Notes (as defined in the Consent Solicitation Statement) will benefit from, and are entitled to benefit from Liens (including Permitted Collateral Liens) securing, or available to secure (i) on a first-priority basis, certain assets or other property of certain Restricted Subsidiaries of the Issuer in Hungary and the Netherlands (other than assets of Invitel International Hungary Kft) and (ii) first ranking share pledges over the shares of certain Restricted Subsidiaries of the Issuer in Austria, Turkey and Romania, in both instances, without triggering the requirement to secure the Notes and Guarantees on an equal and ratable basis.

(d) Such persons expressly waive the applicability of Section 4.22 (Impairment of Security Interest) of the Indenture to the extent necessary to permit the consummation of the Refinancing, including with respect to authorizing and instructing the Trustee and Security Agent to enter into the New Intercreditor Deed (as defined in the Consent Solicitation Statement) (which will expressly replace and supersede the existing Intercreditor Agreement) and to enter into any new and/or amended or restated Security Document (including with respect to the release and retake of security over the share pledges and certain intercompany loans that the Notes benefit from) to the extent deemed desirable by the Issuer to effect the security for the Refinancing and to comply with the terms of the Indenture and without the need to obtain or deliver any solvency opinion or Opinion of Counsel. If requested by the Issuer, the Trustee is hereby authorized to agree to the inclusion of the provisions that would otherwise be contained in the New Intercreditor Deed without the need for a separate supplemental deed.

(e) Such persons expressly waive the applicability of Section 6.01 (Events of Default) of the Indenture to the extent necessary to permit any technical or other Default or Event of Default triggered by the consummation of the Refinancing under the Indenture, in accordance with the procedures set forth above, to be waived in full.

(f) Such persons expressly waive and agree to amend any and all other provisions of the Indenture, the Notes and any Security Documents that would prevent the consummation of the Refinancing or other transactions described in the Consent Solicitation Statement as contemplated in the Consent Solicitation Statement and such persons consent to and expressly authorize the Refinancing or other transactions described in the Consent Solicitation Statement notwithstanding any provision of such documents. Such persons consent to and expressly authorize and instruct the Trustee and the Security Agent to take any action necessary under the Indenture, the Intercreditor Agreement and the Security Documents necessary to consummate any of the Refinancing and other transactions described in the Consent Solicitation Statement. Such persons expressly acknowledge that the New Intercreditor Deed supersedes the existing Intercreditor Agreement in full. Such persons also consent to and expressly authorize and instruct the Trustee and Security Agent to make any and all changes to the Indenture, the Notes and any documents appended thereto, and the Security Documents resulting from the Proposed Amendments and Waivers. With respect to any such waiver, amendment, consent, authorization or instruction under this paragraph 2(f), the Trustee will rely solely on an Officer’s Certificate from the Issuer and an Opinion of Counsel to the effect that the Trustee is authorized and directed to make such waiver, amendment, consent or authorization.

4. Amendments to the Indenture. Pursuant to Section 9.02 of the Indenture, the Issuer and the Trustee (in the case of the Trustee, acting upon the instructions and directions of the Holders of not less than a majority in aggregate principal amount of the Notes outstanding pursuant to Section 9.02 of the Indenture) hereby agree to amend the Indenture, as follows:

(a) The definition of “Intercreditor Agreement” in Section 1.01 (Definitions) of the Indenture will be replaced in its entirety by the following:

“Intercreditor Agreement” means the Intercreditor Deed dated August 6, 2004 and as modified on December 16, 2009, by and among the Issuer, the guarantors named therein and the other parties named therein, as amended from time to time.”

(b) The definition of “Credit Facility” or “Credit Facilities” in Section 1.01 (Definitions) of the Indenture will be replaced in its entirety by the following:

“Credit Facility” or “Credit Facilities” means, one or more debt facilities or arrangements, as the case may be, (including the Senior Credit Facilities and any indenture or trust deed) or commercial paper facilities with banks, insurance companies, funds or other investors providing for revolving credit loans, term loans, notes, letters of credit or other forms of guarantees and assurances or other credit facilities, indentures, trust deeds or extensions of credit, including overdrafts, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time and, for the avoidance of doubt, includes (i) any agreement extending the maturity of, refinancing or restructuring all or any portion of the indebtedness under such agreements, indentures or financing arrangements or any successor agreements, indentures or financing arrangements and (ii) Public Debt.”

(c) The definition of “Permitted Collateral Liens” in Section 1.01 (Definitions) of the Indenture will be repealed in its entirety by the following:

“Permitted Collateral Liens” means any Lien on the Collateral (a) to secure (i) Debt of the Issuer or a Restricted Subsidiary that is permitted to be incurred under Section 4.06(a), Section 4.06(b)(i) or Section 4.06(b)(ii), (ii) Pari Passu Debt or Subordinated Debt of the Issuer (and Pari Passu Debt or Subordinated Debt of a guarantor thereof) that is either Public Debt (including the Existing High Yield Notes) or Debt under Credit Facilities, (iii) any Additional Notes (and the Guarantees thereof) or (iv) any Permitted Refinancing Debt thereof or (v) any obligations under Interest Rate Agreements or Currency Agreements in connection with any of the foregoing, or (b) that is a statutory Lien arising by operation of law; provided that such Lien either ranks (x) equal to all other Liens on such Collateral securing Senior Debt of the Issuer or the relevant Restricted Subsidiary, if the Lien secures Senior Debt (other than Debt of up to €18 million incurred under Section 4.06(b)(i) or Debt incurred under (v) above with respect to Interest Rate Agreements or Currency Agreements which may be senior in priority with respect to the proceeds of any enforcement proceedings), (y) equal to all other Liens on such Collateral securing Pari Passu Debt of the Issuer or the relevant Subsidiary Guarantor, if the Lien secures Pari Passu Debt or (z) junior to the Liens securing the Notes and the Guarantees.”

(d) Paragraph (b) of Section 4.11 (Limitation on Sale of Certain Assets) of the Indenture will be repealed in its entirety by the following:

“(b) If the Issuer or any Restricted Subsidiary consummates an Asset Sale, the Net Cash Proceeds of the Asset Sale, within 365 days after the consummation of such Asset Sale, may be used by the Issuer or such Restricted Subsidiary to (i) permanently repay or prepay any then outstanding Senior Debt or Pari Passu Debt of the Issuer (including Notes purchased either (x) in accordance with the optional redemption provisions of the Indenture or (y) in a tender offer at an offer price of at least 100% of the principal amount plus accrued and unpaid interest and Additional Amounts, if any, to the date of repurchase) or Senior Debt of any Subsidiary Guarantor or any Debt of a Restricted Subsidiary that is not a Subsidiary Guarantor (and to effect a corresponding commitment reduction if any such amounts are prepaid or repaid under the revolving credit portion of a Credit Facility) owing to a Person other than the Issuer or a Restricted Subsidiary, or (ii) invest in any Replacement Assets, or (iii) any combination of the foregoing. The amount of such Net Cash Proceeds not so used as set forth in this paragraph (b) constitutes “Excess Proceeds”. Pending the final application of any such Net Cash Proceeds, the Issuer may temporarily reduce revolving credit borrowings or otherwise invest such Net Cash Proceeds in any manner that is not prohibited by the terms of the Indenture.”

(e) Paragraph (b)(ix) of Section 4.14 (Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries):

“(ix) any encumbrances or restrictions existing under any agreement that extends, renews, amends, modifies, restates, supplements, refunds, refinances or replaces the agreements containing the encumbrances or restrictions in clauses Section 4.14(b)(i), (ii) and (iii), or any Permitted Refinancing Debt permitted under the Indenture; provided that the terms and conditions of any such encumbrances or restrictions are not materially less favorable, taken as a whole, to the Holders of the Notes than those under or pursuant to the agreements referred to in such clauses;”

5. Conforming Changes.

(a) The Holders of the Notes hereby permit and approve any and all conforming changes to this Seventh Supplemental Indenture that may be required to effect the Consents (as defined in the Consent Solicitation Statement).

(b) The Holders of the Notes hereby permit and approve any and all conforming changes, including conforming waivers and amendments, to the Indenture, the Notes, the Security Documents and any related documents and any documents appended thereto that may be required by, or as a result of, the execution of this Seventh Supplemental Indenture or consummation of the Refinancing transaction or the other transactions as set out in the Consent Solicitation Statement.

6. Corresponding Amendments.

(a) Pursuant to Section 11 of each Global Note, with effect on and from the date hereof, each Global Note shall be deemed supplemented, modified and amended in such manner as necessary to make the terms of such Global Note consistent with the terms of the Indenture, as amended by this Seventh Supplemental Indenture. To the extent of any conflict between the terms of the Notes and the terms of the Indenture, as supplemented by this Seventh Supplemental Indenture, the terms of the Indenture, as supplemented by this Seventh Supplemental Indenture, shall govern and be controlling. The Issuer shall, as soon as practicable after the date hereof, deliver to the Common Depositary a confirmed copy of this Seventh Supplemental Indenture which shall be annexed to each Global Note.

7. Governing Law. THIS SEVENTH SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF NEW YORK. The Issuer agrees to be bound by Section 13.09 of the Indenture with regard to any suit, action or proceeding against the Issuer brought by any Holder or the Trustee arising out of or based upon this Seventh Supplemental Indenture.

8. Notices. All notices and other communications to the Issuer shall be given as provided in the Indenture to the Issuer at its address set forth below.

9. Multiple Originals. The parties may sign any number of copies of this Seventh Supplemental Indenture. Each signed copy shall be an original but all such counterparts shall together constitute but one and the same Seventh Supplemental Indenture.

10. Headings. The Section headings herein have been inserted for convenience of reference only and shall not affect the construction hereof.

11. The Trustee. The Trustee makes no representation as to the validity or sufficiency of this Seventh Supplemental Indenture and shall not be responsible in any manner whatsoever for or in respect of the recitals contained herein, all of which recitals are made solely by the Issuer. The Issuer agrees to indemnify the Trustee to the same extent as provided under the Indenture against any and all loss, liability or expense (including attorneys’ fees and expenses) incurred by it without willful misconduct, gross negligence or bad faith on its part arising out of or in connection with the execution of this Seventh Supplemental Indenture.

12. Ratification of Indenture; Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Seventh Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby. Any and all references, whether within the Indenture or in any notice, certificate or other instrument or document, shall be deemed to include a reference to this Seventh Supplemental Indenture (whether or not made), unless the context shall otherwise require.

13. Successors. All covenants and agreements in this Seventh Supplemental Indenture by the parties hereto shall bind their successors.

14. Benefits of Seventh Supplemental Indenture. Nothing in this Seventh Supplemental Indenture, the Indenture or the Notes, express or implied, shall give rise to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder, and the Holders, any benefit of any legal or equitable right, remedy or claim under the Indenture, this Seventh Supplemental Indenture or the Notes.

15. Entire Agreement. This Seventh Supplemental Indenture constitutes the entire agreement of the parties hereto with respect to the amendments and waivers to the Indenture set forth herein. All other provisions of the Indenture which are not amended or waived are expressly affirmed.

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IN WITNESS WHEREOF, the parties hereto have caused this Seventh Supplemental Indenture to be duly executed and attested, all as of the date first above written.

MAGYAR TELECOM B.V.

By:
Name:
Title:

SIGNED for and on behalf of BNY CORPORATE TRUSTEE SERVICES LIMITED (as Trustee)

By:
Name:

SIGNED for and on behalf of THE BANK OF NEW YORK MELLON (as registrar, transfer agent and principal paying agent)

By:
Name:

INVITEL TÁVKÖZLÉSI ZRT

By:
Name:
Title:

INVITEL TECHNOCOM KFT

By:
Name:
Title:

INVITEL INTERNATIONAL HOLDINGS B.V.

By:
Name:
Title:

EUROWEB ROMANIA S.A.

By:
Name:
Title:

INVITEL INTERNATIONAL AG

By:
Name:
Title:

INVITEL INTERNATIONAL HUNGARY KFT

By:
Name:
Title:

MTCTR MEMOREX TELECOMÜNIKASYON SANAYI VE TICARET LIMITED SIRKETI

By:
Name:
Title:

SIGNED for and on behalf of THE BANK OF NEW YORK MELLON (LUXEMBOURG) S.A. (as Luxembourg paying agent and transfer agent)

By:
Name: